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                                                                     Exhibit 2.1

                            NEWLANDS OIL & GAS INC.

7th of November, 2000
Morningstar Capital Inc.
c/o Voyager Financial Services Ltd.
129 Front Street
Hamilton, Bermuda HM12


Dear Sirs:

              Re:     PEACE FOR THE NEW MILLENNIUM LTD.
              -----------------------------------------

This will confirm our offer to acquire from you all 12,000 shares of US$1.00 each (the "Shares") in the capital of Peace For The New Millennium Ltd. (the "Company") upon the terms and subject to the conditions set forth below:

1.     Consideration
       -------------

The total consideration for the Shares will be US$3,700.00 which shall be paid by cheque drawn on the US$ Trust Account of Cox Hallett Wilkinson and tendered upon completion.

2.     Binding Agreement/Completion

2.1 A binding agreement will arise upon your executing and returning a copy of this letter after which you will procure that there shall be held a meeting of the board of directors of the Company at which there shall be duly passed resolutions:

       i)  approving the share transfer referred to in 2.2 below;

       ii) accepting the resignations referred to in 2.2 below and appointing our nominees to fill the vacancies created by such resignations;

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2.2  As soon as practicable after the meeting described in 2.1 above completion shall take place when the following shall occur:

     (i)  you will deliver or procure the delivery of the following:

          a) duly executed resolution for all the Shares in favor of us, together with the relevant share certificates;

          b) the written resignation of all directors and officers of the Company from their offices, which resignation shall include their written confirmation that they have no outstanding claims against the Company for of the office in question or otherwise arising;

          c) the Certificate of Incorporation, Memorandum of Association, By-Laws, Minute Books, share register, register of directors and officers, common seal, share certificates and all books and records of the Company including, without limitation all cancelled and un-issued share certificates and signed minutes of the Company;

     (ii) we will deliver the cheque for Consideration.

3.   Condition Precedent
     -------------------

Our obligation to complete the sale and purchase of the Shares shall be conditional upon our obtaining the approval of the Bermuda Monetary Authority thereto and approval by the Board of Directors of Newlands Oil & Gas Inc.

4.   Representations and warranties
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We are purchasing the Shares on the basis of the following representations and warranties by you:

     (i) that the Shares constitute the entire authorised and issued share capital of the Company and are free and clear of all liens and encumbrances;

     (ii) that the Shares may be sold and transferred to us without the consent of any third party other than the Bermuda Monetary Authority;

     (iii) that the Company has not conducted material business since it was incorporated and has no creditors except for legal fees for its incorporation to Cox Hallett Wilkinson which will be paid from the proceeds hereof.

5.   Change of Name
     --------------

We undertake forthwith following completion to procure the change of name of the Company.

6. This Agreement shall be governed and construed in accordance with Bermuda law.


Kindly confirm your agreement to the foregoing by signing and returning a copy of this letter.

Yours faithfully,

/s/ Douglas Yee
Director
Newlands Oil & Gas Inc.



I agree with the above terms of this letter of agreement.

/s/                                         November 7, 2001
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Morningstar Capital Inc.                    Date

Per:
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